Jason A. Wasserman	Shapiro Sher Guinot & Sandler
Direct Phone 410.385.4283	250 West Pratt Street
Email: jaw@shapirosher.com	Suite 2000
Baltimore, Maryland 21201-3147
Telephone: 410.385.0202
Facsimile: 410.539.7611
shapirosher.com

June 12, 2024

VIA EDGAR

Mr. Kenneth Ellington, Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F. Street, NE
Washington, D.C. 20549-5628

Re:	Princeton Capital Corporation (the “Registrant”) Annual Report filed on Form 10-K for the Fiscal Year Ended December 31, 2023 - Filed March 29, 2024

Dear Mr. Ellington:

This letter is written in response to oral comments received from the staff (the “Staff”) of the Division of Investment Management on June 3, 2024, relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) filed on March 29, 2024. For convenience of reference, each comment is recited in bold face type and is followed by the Registrant’s response thereto.

1.	According to the Notes to Financial Statements, the company has certain unfunded commitments and contingencies. However, the Balance Sheet does not have disclosure by amount or by line item that references such Notes to the Financial Statements. Please explain why this disclosure was omitted from the Balance Sheet (Reference Regulation S-X, Section 6-04.15).

RESPONSE: Per Note 9 in the Notes to Financial Statements of the Annual Report, the Registrant did not have any unfunded commitments or contingencies as of December 31, 2023. The Registrant acknowledges the Staff’s comment and advises the Staff that it will include the disclosure on the Balance Sheet by amount or line item that references such Note in the Notes to Financial Statements related to commitments and contingencies required by Regulation S-X, Section 6-04.15, in future financial statements beginning with the Registrant’s Form 10-Q for the quarterly period ending June 30, 2024.

2.	Please supplementally discuss the valuation process used to value Rockfish Seafood Grill, Inc. The Staff notes that the investment is valued significantly above cost. However, Rockfish Seafood Grill, Inc. incurred a net loss of approximately $932,000 during the year ended December 27, 2023 and a working capital deficiency of approximately $16,092,000, including related party debt and accrued interest of $16,290,375. Rockfish Seafood Grill, Inc. has not paid any interest or principal on the loans held by Princeton Capital for a number of years.

RESPONSE: The Registrant holds investment positions in Rockfish Seafood Grill, Inc. (“Rockfish”) in the form of first liens on both a Revolver and Senior Loan. The valuation process used to value Rockfish at December 31, 2023 began with it being initially valued by an independent third-party valuation firm. This firm used an enterprise value coverage valuation technique to arrive at the enterprise value of Rockfish before allocating this value through the capital structure in order of priority. Unobservable inputs included both multiples of store level EBITDAR and location value determinations. Because the Registrant has first liens that exceed the enterprise value, this value was allocated entirely to its Revolver and Senior loan.

The preliminary valuation conclusions for Rockfish were then documented and discussed with senior management, our investment advisor, the independent third-party valuation firm, and our auditors. Next, the Registrant’s valuation committee of the board of directors, which consists of the three independent directors serving on the board of directors, reviewed these preliminary valuations and approved them for recommendation to the board of directors. Lastly, the board of directors then discussed the valuation of Rockfish and determined the fair value in good faith, based on the input of our investment advisor, the independent third-party valuation firm and the valuation committee.

While Rockfish may have a net loss of approximately $932,000 during the year ended December 27, 2023, this net loss included accrued interest due to the Registrant of approximately $1,549,000. EBITDA for the company for the same period was approximately $1,014,000.

If you remove the Registrant’s related party debt and accrued interest, Rockfish would have a working capital surplus of approximately $198,000. The Registrant has no intention of accelerating its positions in the Revolver or Senior Loan, as the Registrant is also the majority and controlling equity holder in Rockfish.

Rockfish has always been current on its interest obligation under the Registrant’s Revolver which has been funded from operations. While the Senior Loan did not pay interest for a number of years, it was able to do so for the quarter ending June 30, 2022 and continued quarterly payments through June 30, 3023. Rockfish was able to make these payments from operations and their cash surplus.

3.	Please supplementally provide the percentage of the company’s net assets invested in “unitranche” and/or “last-out” loans. The Staff may have additional comments depending on the amount.

RESPONSE: The Registrant does not have any investments in “unitranche” or “last-out” loans.

On behalf of the Registrant, I hereby confirm that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 410-385-4283.

Sincerely,

/s/ Jason A. Wasserman
Jason A. Wasserman

cc:	Mark DiSalvo, Interim President and Chief Executive Officer
Gregory J. Cannella, Chief Financial Officer, Secretary, and Treasurer
William E. Carlson, Esq.